UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 27, 2011
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-161634) and our Registration Statements on Form S-8
(File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended
Commission file number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑       Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐       No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐       No: ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐       No: ☑

Enclosures:	Unaudited condensed consolidated financial statements as of March 31, 2011 and December 31, 2010 and for each of the three month periods ended March 31, 2011 and 2010, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Prepared in accordance with US GAAP

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)
Sales and other income	1,435	1,111

Product sales	1,422	1,095
Interest, dividends and other	13	16

Cost and expenses	1,077	879

Production costs	708	600
Exploration costs	57	40
Related party transactions	(4)	(4)
General and administrative	68	40
Royalties	40	25
Market development costs	3	3
Depreciation, depletion and amortization	192	175
Impairment of assets (see note D)	1	9
Interest expense	44	28
Accretion expense	7	5
Employment severance costs	4	7
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other (see note F)	(2)	12
Non-hedge derivative gain and movement on bonds (see note G)	(41)	(61)

Income from continuing operations before income tax and equity income in associates	358	232

Taxation expense (see note H)	(124)	(76)

Equity income in associates	9	25

Net income	243	181

Less: Net income attributable to noncontrolling interests	(6)	(12)

Net income — attributable to AngloGold Ashanti	237	169

Income per share attributable to AngloGold Ashanti common stockholders: (cents) (see note J)

Net income
Ordinary shares	62	47
E Ordinary shares	31	23
Ordinary shares — diluted	62	46
E Ordinary shares — diluted	31	23

Weighted average number of shares used in computation
Ordinary shares	382,859,559	363,482,326
Ordinary shares — diluted	383,694,012	364,216,227
E Ordinary shares — basic and diluted	2,782,784	3,734,382

Dividend declared per ordinary share (cents)	11	10
Dividend declared per E ordinary share (cents)	6	5

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP

	At March 31,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
ASSETS
Current assets	2,004	1,997

Cash and cash equivalents	619	575
Restricted cash	18	10
Receivables	331	298

Trade	75	53
Recoverable taxes, rebates, levies and duties	161	156
Related parties	3	3
Other	92	86

Inventories (see note C)	785	792
Materials on the leach pad (see note C)	92	91
Derivatives	3	1
Deferred taxation assets	154	214
Assets held for sale	2	16

Property, plant and equipment, net	5,896	5,926
Acquired properties, net	825	836
Goodwill and other intangibles, net	199	197
Other long-term inventory (see note C)	25	27
Materials on the leach pad (see note C)	350	331
Other long-term assets (see note M)	1,084	1,073
Deferred taxation assets	—	1

Total assets	10,383	10,388

LIABILITIES AND EQUITY
Current liabilities	925	1,004

Accounts payable and other current liabilities	710	732
Short-term debt (see note E)	44	133
Short-term debt at fair value (see note E)	2	2
Tax payable	169	134
Liabilities held for sale	—	3

Other non-current liabilities	68	69
Long-term debt (see note E)	1,684	1,730
Long-term debt at fair value (see note E)	847	872
Derivatives	162	176
Deferred taxation liabilities	1,198	1,200
Provision for environmental rehabilitation	529	530
Provision for labor, civil, compensation claims and settlements	44	38
Provision for pension and other post-retirement medical benefits	176	180
Commitments and contingencies	—	—

Equity	4,750	4,589

Common stock

Share capital — 600,000,000 (2010 — 600,000,000) authorized ordinary shares of 25 ZAR cents each. Share capital — 4,280,000 (2010 — 4,280,000) authorized E ordinary shares of 25 ZAR cents each. Ordinary shares issued 2011 — 380,977,099 (2010 — 380,769,139). E ordinary shares issued 2011 — 1,120,000 (2010 — 1,120,000)	13	13

Additional paid in capital	8,685	8,670
Accumulated deficit	(3,675)	(3,869)
Accumulated other comprehensive income (see note K)	(438)	(385)
Other reserves	37	37

Total AngloGold Ashanti stockholders’ equity	4,622	4,466
Noncontrolling interests	128	123

Total liabilities and equity	10,383	10,388

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net cash provided by operating activities	503	154

Net income	243	181
Reconciled to net cash provided by operations:

Loss on sale of assets, realization of loans, indirect taxes and other	6	12
Depreciation, depletion and amortization	192	175
Impairment of assets	1	9
Deferred taxation	69	16
Movement in non-hedge derivatives and bonds	(41)	(165)
Equity income in associates	(9)	(25)
Dividends received from associates	30	16
Other non cash items	4	6
Net increase in provision for environmental rehabilitation, pension and other postretirement medical benefits	7	9

Effect of changes in operating working capital items:
Receivables	(66)	(46)
Inventories	1	(24)
Accounts payable and other current liabilities	66	(10)

Net cash used in investing activities	(269)	(116)

Increase in non-current investments	(55)	(28)
Additions to property, plant and equipment	(234)	(169)
Proceeds on sale of mining assets	2	2
Proceeds on sale of investments	15	7
Proceeds on sale of associate	—	1
Cash inflows from derivatives purchased	—	76
Proceeds on disposal of subsidiary	9	—
Loans receivable advanced	—	(5)
Cash of subsidiary disposed	(11)	—
Change in restricted cash	5	—

Net cash used by financing activities	(194)	(405)

Repayments of debt	(152)	(352)
Issuance of stock	1	—
Proceeds from debt	—	35
Cash (outflows)/inflows from derivatives with financing	—	(53)
Dividends paid to common stockholders	(43)	(35)

Net increase/(decrease) in cash and cash equivalents	40	(367)

Effect of exchange rate changes on cash	(7)	—

Cash and cash equivalents — January 1,	586	1,100

Cash and cash equivalents — March 31,	619	733

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(unaudited)
(In millions, except share information)

	AngloGold Ashanti stockholders
		Common stock	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Other reserves	Noncontrolling interests	Total
	Common stock	$	$	$	$	$	$	$

Balance — December 31, 2010	381,889,139	13	8,670	(385)	(3,869)	37	123	4,589

Net income					237		6	243

Translation loss				(51)			(1)	(52)
Net loss on available-for-sale financial assets arising during the period, net of tax of $nil million				(2)				(2)

Other comprehensive income								(54)

Comprehensive income								189

Stock issues as part of Share Incentive Scheme	199,875	—	8					8
Stock issues in exchange for E Ordinary shares cancelled	—	—	1					1
Stock issues transferred from Employee Share Ownership Plan to exiting employees	8,085	—	1					1
Stock based compensation expense			5					5
Dividends					(43)			(43)

Balance — March 31, 2011	382,097,099	13	8,685	(438)	(3,675)	37	128	4,750

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(unaudited)
(In millions, except share information)

	AngloGold Ashanti stockholders
				Accumulated other
			Additional paid in	comprehensive			Noncontrolling
		Common stock	capital	income	Accumulated deficit	Other reserves	interests	Total
	Common stock	$	$	$	$	$	$	$

Balance — December 31, 2009	362,974,807	12	7,836	(654)	(3,914)	37	128	3,445

Net income					169		12	181

Translation gain				23				23
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax of $13 million				24				24
Net loss on available-for-sale financial assets arising during the period, net of tax of $nil million				(6)				(6)

Other comprehensive income								41

Comprehensive income								222

Stock issues as part of Share Incentive Scheme	111,676	—	4					4
Stock issues in exchange for E Ordinary shares cancelled	—	—	1					1
Stock issues transferred from Employee Share Ownership Plan to exiting employees	23,046	—	1					1
Stock based compensation expense			6					6
Dividends					(35)		(11)	(46)

Balance — March 31, 2010	363,109,529	12	7,848	(613)	(3,780)	37	129	3,633

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.
The balance sheet as at December 31, 2010 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.
For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2010.
Note B. Accounting developments
Recently adopted pronouncements
Fair value measurements
In January 2010, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“the Codification” or “ASC”) guidance for disclosures about fair value measurements was updated requiring level 3 disclosure details regarding separate information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of the updated guidance had no impact on the Company’s financial statements as the Company does not have Level 3 fair value measurements.
Disclosures about the credit quality of financing receivables and the allowance for credit losses
In July 2010, the FASB issued guidance for the disclosure of the allowance for credit losses and financing receivable modifications. The expanded disclosures include roll-forward schedules of the allowance for credit losses and enhanced disclosure of financing receivables that were modified during a reporting period and those that were previously modified and have re-defaulted. The new disclosure requirements are required for interim and annual periods beginning on or after December 15, 2010. Except for presentation changes, the adoption had no impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note B. Accounting developments (continued)
Recently issued pronouncements
Fair value measurements
In May 2011, the FASB issued updated guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within US GAAP. The update will supersede most of the FASB ASC guidance for fair value measurements, although many of the changes are clarifications of existing guidance or wording changes. The amendments are effective in the first quarter of 2012. The Company does not expect the adoption of the updated guidance to have a material impact on the Company’s financial statements.
Presentation of comprehensive income
In June 2011, the FASB issued guidance for disclosures about comprehensive income. The guidance is intended to increase the prominence of other comprehensive income in financial statements. The main provisions of the guidance provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one statement or two consecutive statements. The current option in US GAAP that permits the presentation of other comprehensive income in the statement of changes in equity will be eliminated. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. The Company plans to adopt the two consecutive statement approach and does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note C. Inventories

	At March 31,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
The components of inventory consist of the following:

Short-term
Metals in process	183	184
Gold on hand (doré/bullion)	46	77
Ore stockpiles	349	324
Uranium oxide and sulfuric acid	38	43
Supplies	261	255

	877	883
Less: Materials on the leach pad(1)	(92)	(91)

	785	792

(1)	Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

	At March 31,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Long-term
Metals in process	350	331
Ore stockpiles	25	27

	375	358
Less: Materials on the leach pad(1)	(350)	(331)

	25	27

(1)	Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note D. Impairment of assets
Impairments are made up as follows:

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
South Africa

Write-off of mining assets at Savuka	1	—

Continental Africa

Write-off of tailings storage facility at Iduapriem	—	8
Write-off of vehicles and heavy mining equipment at Geita	—	1

	1	9

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note E. Debt
The Company’s outstanding debt includes:
Debt carried at amortized cost
Rated bonds
On April 22, 2010, the Company announced the pricing of an offering of 10-year and 30-year notes. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The notes are unsecured and interest is payable semi-annually.
Details of the rated bonds are summarized as follows:

	At March 31, 2011
			Unamortized	Accrued	Total carrying
	Coupon rate	Total offering	discount	interest	value
	%		(unaudited)
			(in US Dollars, millions)

10-year unsecured notes	5.375	700	(1)	17	716
30-year unsecured notes	6.500	300	(5)	9	304

		1,000	(6)	26	1,020

	At December 31, 2010
			Unamortized	Accrued	Total carrying
	Coupon rate	Total offering	discount	interest	value
	%
			(in US Dollars, millions)
|
10-year unsecured notes	5.375	700	(1)	8	707
30-year unsecured notes	6.500	300	(5)	4	299

		1,000	(6)	12	1,006

Loan facilities
On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti Limited entered into a $1.0 billion four year revolving credit facility with a syndicate of lenders. AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four year term. During the first quarter of 2011, an amount of $50 million drawn under this facility was repaid.
Details of the revolving credit facility are summarized as follows:

	At March 31, 2011
	Interest	Commitment	Total	Undrawn	Total drawn
	rate (1)	fee (2)	facility	facility	facility
	%	%	(unaudited)
			(in US Dollars, millions)

$1.0 billion revolving credit facility	LIBOR + 1.75	0.7	1,000	1,000	—

			1,000	1,000	—

	At December 31, 2010
	Interest	Commitment	Total	Undrawn	Total drawn
	rate (1)	fee (2)	facility	facility	facility
	%	%
			(in US Dollars, millions)
|
$1.0 billion revolving credit facility	LIBOR + 1.75	0.7	1,000	950	50

			1,000	950	50

(1)	Outstanding amounts bear interest at a margin over the London Interbank Offered Rate (“LIBOR”).

(2)	Commitment fees are payable quarterly in arrears on the undrawn portion of the facility.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note E. Debt (continued)
Debt carried at amortized cost (continued)
FirstRand Bank Limited short-term loan facility (3)
During the first quarter of 2011, the Company repaid an amount of $99 million and terminated its short-term loan facility, entered into during November 2010, with FirstRand Bank Limited. The loan was ZAR based.
(3) Outstanding amounts bear interest at a margin of 0.95 percent over the Johannesburg Interbank Agreed Rate (“JIBAR”).
Convertible bonds
The issue of convertible bonds in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent was concluded on May 22, 2009. These bonds are convertible into ADSs at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.
The convertible bonds mature on May 22, 2014. However, at any time on or after June 12, 2012 the Company has the right, but not the obligation, to redeem all (but not part) of the convertible bonds at their principal amount together with accrued interest if the volume weighted average price of the ADSs that would be delivered by the Company on the conversion of a convertible bond of a principal amount of $100,000 exceeds $130,000 on each of at least 20 consecutive dealing days ending not earlier than five days prior to the date that the Company gives notice of the redemption.
Upon the occurrence of a change of control of the Company, each convertible bond holder will have the right to require the Company to redeem its convertible bonds at their principal amount plus accrued interest thereon. If the convertible bond holder elects to convert its convertible bonds in connection with such change of control, the Company will pay a “make whole” premium to such convertible bond holder in connection with such conversion.
The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability with subsequent changes in fair value recorded in earnings each period. The total fair value of the derivative liability on May 22, 2009 (date of issue) amounted to $142.2 million. The difference between the initial carrying value and the stated value of the convertible bonds is being accreted to interest expense using the effective interest method over the 5 year term of the bonds.
The convertible bonds and associated derivative liability (which has been accounted for separately) are summarized as follows:

	At March 31,	At December 31,
	2011	2010
	(unaudited)
	(In US Dollars, millions)
Convertible bonds
Senior unsecured fixed rate bonds	636	630
Accrued interest	9	3

	645	633

Convertible bond derivative liability
Balance at beginning of period	176	175
Fair value movements on conversion features of convertible bonds	(14)	1

Balance at end of period	162	176

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note E. Debt (continued)
Debt carried at fair value
Mandatory convertible bonds
In September 2010, the Company issued mandatory convertible bonds at a coupon rate of 6 percent due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of ADSs, ranging from 18,140,000 at a share price equal to or lesser than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture and subject to adjustment.
The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The FASB ASC guidance contains an election for the Company to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument. The shareholders have authorized that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the Company has chosen to recognize the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognized may differ from the principal amount.
Other convertible bonds that have been issued by the Company will only be settled in equity if future events, outside of the control of the Company, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognized at amortized cost.
In determining the fair value liability of the mandatory convertible bonds, the Company has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the Company is to recognize interest expense separately from the fair value adjustments in the income statement. Interest is recognized at a quarterly coupon rate of 6 percent per annum. Fair value adjustments are included in Non-hedge derivative loss and movement on bonds in the income statement — refer to Note G.
The contractual principal amount of the mandatory convertible bonds is $789 million, provided the calculated share price of the Company is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the Company will recognize a gain on the principal amount and above $54.375 a loss. As at March 31, 2011, the actual share price was $47.95.
The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.
The mandatory convertible bonds are summarized as follows:

	At March 31,	At December 31,
	2011	2010
	(unaudited)
	(In US Dollars, millions)
Mandatory convertible bonds
Long-term debt at fair value	847	872
Accrued interest included in short-term debt at fair value	2	2

	849	874

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note F. (Profit)/loss on sale of assets, realization of loans, indirect taxes and other

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Indirect tax expenses and legal claims (1)	5	6
Impairment of other receivables	1	4
Loss on disposal of land, equipment and assets in South Africa, Continental Africa, Australasia and the Americas	2	1
Mining contractor termination costs	—	1
Royalties received (2)	(8)	—
Profit on disposal of the Company’s subsidiary ISS International Limited (3)	(2)	—

	(2)	12

Taxation (expense)/benefit on above items	—	—

(1)	Indirect taxes and legal claims are in respect of:

Ghana	5
Tanzania		2
Guinea
		4

(2)	Royalties received are mainly from Newmont Mining Corporation (2009 sale of Boddington Gold mine) and Simmers & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine).

(3)	ISS International Limited (“ISSI”) was classified as held for sale effective November 3, 2010, after AngloGold Ashanti entered into a memorandum of understanding with the Institute of Mine Seismology for the disposal of ISSI. The sale was concluded on February 28, 2011.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note G. Non-hedge derivative gain and movement on bonds

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US dollars, millions)
Non-hedge derivative gain
Gain on non-hedge derivatives	17	61

The net gain recorded in the three months ended March 31, 2011 relates to the fair value movements of the conversion features of convertible bonds and the warrants on shares.
During the latter part of 2010, the Company eliminated its gold hedge book. The final phase of the hedge restructuring was funded with proceeds from the equity offering and the three-year mandatory convertible bonds issued in September 2010, as well as cash from internal sources and debt facilities.
As a result of the accelerated cash settlement of the normal purchase and sale exempted (“NPSE”) contracts during July 2009, the FASB ASC guidance on derivatives and hedging necessitated a review of the continuing designation of, and accounting treatment for, the remaining NPSE contracts that were not part of the accelerated settlement. Management concluded, in accordance with the provisions of the FASB ASC guidance, to re-designate all remaining NPSE contracts as non-hedge derivatives and to account for such contracts at fair value on the balance sheet with changes in fair value accounted for in the income statement.
The effect of the NPSE re-designation in July 2009 and subsequent accounting for these contracts is stated below.

	At March 31,	At December 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Liability at beginning of period	—	556
Fair value movements (recorded in non-hedge derivative loss)	—	131
Realized settlements	—	(687)

Liability at end of period	—	—

Movement on bonds

	At March 31,	At March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Fair value gain on mandatory convertible bonds	24	—

Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price as further discussed in Note E.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note H. Taxation
The net taxation expense in the three months ended March 31, 2011 compared to a net expense for the same period in 2010, constitutes the following:

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Charge for current taxation	55	60
Charge for deferred taxation (1)	69	16

	124	76

Income from continuing operations before income tax and equity income in associates (2)	358	232

(1)	The higher deferred taxation in 2011 mainly relates to the reversal of deferred taxation assets arising from the utilization of tax losses in South Africa.

(2)	The higher tax charge for the three months ended March 31, 2011 is mainly due to higher earnings and the reversal of deferred taxation assets.
Uncertain taxes
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in US Dollars, millions)
Balance at January 1, 2011	52
Additions for tax positions identified in prior years	1
Translation	(1)

Balance as at March 31, 2011 (1)	52

(1)	Unrecognized tax benefits which, if recognized, would affect the Company’s effective tax rate.

(in US Dollars, millions)
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. For the three months ended and as at March 31, 2011, interest recognized and interest accrued amounted to:

Interest recognized during the three months ended March 31, 2011	—
Interest accrued as at March 31, 2011	8

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note I. Segment information
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Management team, in evaluating operating performance of, and making resource allocation decisions among, operations.

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenues by area
South Africa	564	380
Continental Africa	543	402
Australasia	98	113
Americas	305	233
Other, including Corporate and Non-gold producing subsidiaries	5	3

	1,515	1,131
Less: Equity method investments included above	(80)	(89)
Plus: Loss on realized non-hedge derivatives included above	—	69

Total revenues	1,435	1,111

Segment income/(loss)
South Africa	197	91
Continental Africa	157	80
Australasia	8	33
Americas	146	120
Other, including Corporate and Non-gold producing subsidiaries	(54)	(45)

Total segment income	454	279

The following are included in segment income/(loss):

Interest revenue
South Africa	4	5
Continental Africa	1	1
Australasia	2	—
Americas	1	2
Other, including Corporate and Non-gold producing subsidiaries	—	1

Total interest revenue	8	9

Interest expense
South Africa	2	1
Continental Africa	—	2
Americas	—	1
Other, including Corporate and Non-gold producing subsidiaries	42	24

Total interest expense	44	28

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note I. Segment information (continued)

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Equity income/(loss) in associates
South Africa	—	(1)
Continental Africa	15	26
Other, including Corporate and Non-gold producing subsidiaries	(6)	—

Total equity income in associates	9	25

Reconciliation of segment income to Net income — attributable to AngloGold Ashanti
Segment total	454	279
Exploration costs	(57)	(40)
General and administrative expenses	(68)	(40)
Market development costs	(3)	(3)
Non-hedge derivative gain and movement on bonds	41	61
Taxation expense	(124)	(76)
Noncontrolling interests	(6)	(12)

Net income — attributable to AngloGold Ashanti	237	169

	At March 31,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Segment assets
South Africa (1)	3,242	3,370
Continental Africa	4,067	4,093
Australasia	565	534
Americas	2,225	2,170
Other, including Corporate and Non-gold producing subsidiaries	284	221

Total segment assets	10,383	10,388

(1)	Includes the following which have been classified as assets held for sale:

Rand Refinery Limited	2	1
ISS International Limited	—	15
ISS International Limited was classified as held for sale in 2010. The sale was concluded effective February 28, 2011.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note J. Income per share data

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
The following table sets forth the computation of basic and diluted income per share (in US dollars millions, except per share data):

Ordinary shares undistributed income	193	134
E Ordinary shares undistributed income	1	—

Total undistributed income	194	134

Ordinary shares distributed income	43	35
E Ordinary shares distributed income	—	—

Total distributed income	43	35

Numerator — Net income

Attributable to Ordinary shares	236	169
Attributable to E Ordinary shares	1	—

Total attributable to AngloGold Ashanti	237	169

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
Denominator for basic income per ordinary share
Ordinary shares	381,272,542	362,295,477
Fully vested options(1)	1,587,017	1,186,849

Weighted average number of ordinary shares	382,859,559	363,482,326
Effect of dilutive potential ordinary shares

Dilutive potential of stock incentive options	834,453	733,901
Dilutive potential of convertible bonds(2)	—	—
Dilutive potential of E Ordinary shares	—	—

Denominator for diluted income per share — adjusted weighted average number of ordinary shares and assumed conversions	383,694,012	364,216,227

Weighted average number of E Ordinary shares used in calculation of basic and diluted income per E Ordinary share	2,782,784	3,734,382

(1)	Compensation awards are included in the calculation of basic income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
The calculation of diluted income per common share for the three months ended March 31, 2011 and 2010 did not assume the effect of the following number of shares as their effects are anti-dilutive:

(2) Issuable upon the exercise of convertible bonds	33,524,615	15,384,615

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note K. Accumulated other comprehensive income
Accumulated other comprehensive income, net of related taxation, consists of the following:

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Opening balance	(385)	(654)
Translation (loss)/gain	(51)	23
Financial instruments	(2)	18

Total accumulated other comprehensive income	(438)	(613)

Total accumulated other comprehensive income includes the following:

	At March 31,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Net cumulative loss in respect of cash flow hedges, net of tax	(2)	(2)

Total gains in respect of available for sale financial assets, net of tax	88	89
Total losses in respect of available for sale financial assets, net of tax	(1)	—

Comprehensive income consists of the following:

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net income	243	181
Translation (loss)/gain	(52)	23
Financial instruments	(2)	18

Total comprehensive income	189	222

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Total comprehensive income attributable to:
AngloGold Ashanti	184	210
Noncontrolling interests	5	12

	189	222

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note L. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.

	Three months ended March 31,
	2011		2010
	(unaudited)		(unaudited)
		(in US Dollars, millions)
	Pension	Other	Pension	Other
	benefits	benefits	benefits	benefits
Service cost	2	—	2	1
Interest cost	5	4	4	3
Expected return on plan assets	(7)	—	(6)	—

Net periodic benefit cost	—	4	—	4

Employer contributions

(in US Dollars, millions)
Expected contribution for 2011 (1)	7
Actual contribution for the three months ended March 31, 2011	2

(1)	The Company’s expected contribution to its pension plan in 2011 as disclosed in the Company’s Form 20-F for the year ended December 31, 2010.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2011
Prepared in accordance with US GAAP
Note M. Other long-term assets

	At March 31,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Investments in associates — unlisted	7	7
Investments in associates — listed	3	3
Investments in equity accounted joint ventures	616	601

Carrying value of equity method investments	626	611

Investment in marketable equity securities — available for sale	124	124
Investment in marketable debt securities — held to maturity	12	13
Investment in non-marketable assets — held to maturity	2	2
Cost method investment	9	9
Investment in non-marketable debt securities — held to maturity	101	89
Restricted cash	19	33
Other non-current assets	191	192

	1,084	1,073

Investment in marketable equity securities — available for sale
Available for sale investments in marketable equity securities consists of investments in ordinary shares.

Cost	37	35
Gross unrealized gains	88	89
Gross unrealized losses	(1)	—

Fair value (net carrying value)	124	124

The Company holds various equities as strategic investments in gold exploration companies. Four of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.
The following tables present the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

	Less than 12	More than 12
	months	months	Total
	(in US Dollars, millions)

At March 31, 2011
Aggregate fair value of investments with unrealized losses	7	—	7
Aggregate unrealized losses	(1)	—	(1)
At December 31, 2010
Aggregate fair value of investments with unrealized losses	4	—	4
Aggregate unrealized losses	—	—	—

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2011
Prepared in accordance with US GAAP
Note M. Other long-term assets (continued)

	At March 31,	At December 31,
	2011	2010
	(unaudited)
	(in US Dollars, millions)
Investment in marketable debt securities — held to maturity	12	13
Investments in marketable debt securities represent held to maturity government bonds held by the Environmental Rehabilitation Trust Fund with a total fair value of $14 million (2010: $14 million) and gross unrealized gains of $2 million (2010: $1 million).

Investment in non-marketable assets — held to maturity	2	2
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

Cost method investment	9	9
The cost method investment mainly represent shares held in XDM Resources Limited. (1)

Investment in non-marketable debt securities — held to maturity	101	89
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

As at March 31, 2011 the contractual maturities of debt securities were as follows:
Marketable debt securities
Up to three years	1
Three to seven years	11

	12

Non-marketable debt securities

Less than one year	101

Restricted cash	19	33
Restricted cash represent cash balances held by Environmental Rehabilitation Trust Fund and Environmental Protection Bond.

Financing receivables
Loans of $12 million (2010: $8 million) are included in other non-current assets. There are no allowances for credit losses relating to these loans. Credit quality of loans is monitored on an ongoing basis.

(1)	The fair value is not estimated as there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and it is not practicable to estimate the fair value of the investment.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, equity price, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company may enter into transactions which make use of derivatives. The Company has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for speculative purposes.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and from capital expenditure denominated in a foreign currency and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. Cash flows related to these instruments designated as qualifying hedges are reflected in the consolidated statement of cash flows in the same category as the cash flow from the items being hedged. Accordingly, cash flows relating to the settlement of forward sale commodity derivatives contracts hedging the forecasted sale of production into the spot market as well as the forward sale currency derivative contracts hedging the forecasted capital expenditure, have been reflected upon settlement as a component of operating cash flows. The ineffective portion of cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the three months ended March 31, 2011 was $nil million. As at March 31, 2011, the Company does not have any open cash flow hedge contracts relating to product sales or forecasted capital expenditure. Cash flow hedge losses pertaining to capital expenditure of $3 million as at March 31, 2011 are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense until 2017.
A gain on non-hedge derivatives of $17 million was recorded in the three months ended March 31, 2011 (2010: $61 million). See note G “Non-hedge derivative gain and movement on bonds” for additional information.
Gold price management activities
Gold price risk arises from the risk of an adverse effect of current or future earnings resulting from fluctuations in the price of gold. The Company historically utilized derivatives as part of its hedging of the risk. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the Company completed its final tranche of the hedge buy-back program during 2010 and settled all forward gold and foreign exchange contracts that had been used by the Company in the past to manage those risks. At March 31, 2011, there were no net forward sales contracts, net call options sold and net put options sold.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)
Foreign exchange price risk protection agreements
The Company, from time to time, may enter into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.
As at March 31, 2011, the Company had no open forward exchange or currency option contracts in its currency hedge position.
Interest and liquidity risk
Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks.
The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the Company.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)
Non-performance risk
Realization of contracts is dependent upon counterparts’ performance. The Company has not obtained collateral or other security to support the financial instruments subject to non-performance risk, but the credit standing of counterparts was monitored on regular basis throughout the period. The Company spreads it business over a number of financial and banking institutions to minimize the risk of potential non-performance risk. Furthermore, the approval process of counterparts and the limits applied to each counterpart were monitored by the board of directors. Where possible, ISDA netting agreements were put into place by management.
The combined maximum credit risk exposure at March 31, 2011 amounts to $3 million. Credit risk exposure netted by open derivative positions with counterparts was $nil million as at March 31, 2011. No set-off is applied to balance sheet amounts due to the different maturity profiles of assets and liabilities.
The combined maximum credit risk exposure of the Company as at March 31, 2011 is as follows.

At March 31,
2011
(unaudited)
(In US Dollars, millions)
Warrants on shares	3

3

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at March 31, 2011.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at March 31, 2011 and December 31, 2010, are as follows (assets (liabilities)):

	March 31, 2011		December 31, 2010
	(unaudited)
	(in US Dollars, millions)
	Carrying		Carrying
	amount	Fair Value	amount	Fair Value

Cash and cash equivalents	619	619	575	575
Restricted cash	37	37	43	43
Short-term debt	(44)	(44)	(133)	(133)
Short-term debt at fair value	(2)	(2)	(2)	(2)
Long-term debt	(1,684)	(1,939)	(1,730)	(2,059)
Long-term debt at fair value	(847)	(847)	(872)	(872)
Derivatives	(159)	(159)	(175)	(175)
Marketable equity securities — available for sale	124	124	124	124
Marketable debt securities — held to maturity	12	14	13	14
Non-marketable assets — held to maturity	2	2	2	2
Non-marketable debt securities — held to maturity	101	101	89	89

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and short-term debt
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Long-term debt
The mandatory convertible bonds are carried at fair value. The fair value of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.
Derivatives
The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates for the periods under review.
Investments
Marketable equity securities classified as available-for-sale are carried at fair value. Marketable debt securities classified as held to maturity are measured at amortized cost. Non-marketable assets classified as held to maturity are measured at amortized cost. The fair value of marketable debt securities and non-marketable assets has been calculated using market interest rates. Investments in non-marketable debt securities classified as held to maturity are measured at amortized cost. The cost method investment is carried at cost. There is no active market for the investment and the fair value cannot be reliably measured.
Fair value of the derivative assets/(liabilities) split by accounting designation

		At March 31, 2011
		(unaudited)
		(in US Dollars, millions)
		Non-hedge
Assets	Balance Sheet location	accounted	Total

Warrants on shares	Current assets — derivatives	3	3

Total derivatives		3	3

		At March 31, 2011
		(unaudited)
		(in US Dollars, millions)
		Non-hedge
Liabilities	Balance Sheet location	accounted	Total

Option component of convertible bonds	Non-current liabilities — derivatives	(162)	(162)

Total derivatives		(162)	(162)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)
Fair value of the derivative assets/(liabilities) split by accounting designation

		At December 31, 2010
		(unaudited)
		(in US Dollars, millions)
Assets	Balance Sheet location	Non-hedge accounted	Total

Warrants on shares	Current assets — derivatives	1	1

Total derivatives		1	1

		At December 31, 2010
		(unaudited)
		(in US Dollars, millions)
Liabilities	Balance Sheet location	Non-hedge accounted	Total

Option component of convertible bonds	Non-current liabilities — derivatives	(176)	(176)

Total derivatives		(176)	(176)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)
Non-hedge derivative gain/(loss) and movement on bonds recognized

		Three months ended March 31,
		2011	2010
		(unaudited)	(unaudited)
	Location of gain/(loss) in income	(in US Dollars, millions)

Realized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	—	9
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	—	(78)
Forward sales agreements — currency	Non-hedge derivative gain/(loss) and movement on bonds	—	(1)
Option contracts — currency	Non-hedge derivative gain/(loss) and movement on bonds	—	1
		—	(69)

Unrealized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss) and movement on bonds	—	(90)
Option contracts — commodity	Non-hedge derivative gain/(loss) and movement on bonds	—	175
Option component of convertible bonds	Non-hedge derivative gain/(loss) and movement on bonds	14	48
Warrants on shares	Non-hedge derivative gain/(loss) and movement on bonds	3	(3)
Fair value movement on mandatory convertible bonds	Non-hedge derivative gain/(loss) and movement on bonds	24	—

		41	130

Non-hedge derivative gain and movement on bonds		41	61

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)
Other comprehensive income

Three months ended March 31, 2011
(unaudited)
(in US Dollars, millions)
	Cash flow hedges,	Cash flow hedges removed from
	before taxation	equity, before taxation		Hedge ineffectiveness, before taxation
		Location of	Amount of
	Gain/(loss)	(gain)/loss	(gain)/loss	Location of
	recognized in	reclassified from	reclassified from	(gain)/loss	Amount of
	accumulated other	accumulated other	accumulated other	recognized in	(gain)/loss
	comprehensive	comprehensive	comprehensive	income	recognized in
	income (effective	income into income	income into income	(ineffective	income (ineffective
	portion)	(effective portion)	(effective portion)	portion)	portion)

Forward sales agreements — commodity	—	Product sales	—	Non-hedge derivatives gain/(loss) and movement on bonds	—

	—		—		—

Other comprehensive income

Three months ended March 31, 2010
(unaudited)
(in US Dollars, millions)
	Cash flow hedges,	Cash flow hedges removed from
	before taxation	equity, before taxation		Hedge ineffectiveness, before taxation
		Location of	Amount of
	Gain/(loss)	(gain)/loss	(gain)/loss	Location of
	recognized in	reclassified from	reclassified from	(gain)/loss	Amount of
	accumulated other	accumulated other	accumulated other	recognized in	(gain)/loss
	comprehensive	comprehensive	comprehensive	income	recognized in
	income (effective	income into income	income into income	(ineffective	income (ineffective
	portion)	(effective portion)	(effective portion)	portion)	portion)

Forward sales type agreements — commodity	—	Product sales	37	Non-hedge derivatives gain/(loss) and movement on bonds	—

	—		37		—

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note N. Financial and derivative instruments (continued)
Other comprehensive income

				Accumulated other
	Accumulated other	Changes in fair		comprehensive
	comprehensive	value and other		income as
	income as of	movements	Reclassification	of March
	January 1, 2011	recognised in 2011	adjustments	31, 2011
	$	$	$	$

Derivatives designated as Capital expenditure	(3)	—	—	(3)

Before tax totals	(3)	—	—	(3)

After tax totals	(2)	—	—	(2)

				Accumulated other
	Accumulated other	Changes in fair		comprehensive
	comprehensive	value and other		income as
	income as of	movements	Reclassification	of March
	January 1, 2010	recognised in 2010	adjustments	31, 2011
	$	$	$	$

Derivatives designated as Gold sales	(52)	15	37	—
Capital expenditure	(3)	—	—	(3)

Before tax totals	(55)	15	37	(3)

After tax totals	(22)	(4)	24	(2)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note O. Commitments and contingencies
Capital expenditure commitments:

At March 31,
2011
(unaudited)
(in US Dollars, millions)
Contracts for capital expenditure	274
Authorized by the directors but not yet contracted for	2,388

2,662
The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments.
Contingencies and guarantees are summarized as follows for disclosure purposes. Amounts represent possible losses for loss contingencies, where an estimate can be made, and quantification of guarantees:

At March 31,
2011
(unaudited)
(in US Dollars, millions)
Contingent liabilities

Groundwater pollution (1)	—
Deep groundwater pollution — South Africa (2)	—
Sales tax on gold deliveries — Brazil (3)	95
Other tax disputes — Brazil (4)	39
Indirect taxes — Ghana (5)	11
Occupational Diseases in Mines and Works Act (“ODMWA”) litigation (6)	—

Contingent assets

Royalty — Boddington Gold Mine (7)	—
Royalty — Tau Lekoa Gold Mine (8)	—

Financial guarantees

Oro Group surety (9)	15
AngloGold Ashanti USA reclamation bonds (10)	88
AngloGold Ashanti environmental guarantees (11)	167
Guarantee provided for revolving credit facility (12)	—
Guarantee provided for mandatory convertible bonds (13)	791
Guarantee provided for rated bonds (14)	1,026
Guarantee provided for convertible bonds (15)	742

Hedging guarantees
Gold delivery guarantees (16)	—
Ashanti Treasury Services Limited (“ATS”) hedging guarantees (17)	—
Geita Management Company Limited (“GMC”) hedging guarantees (18)	—

2,974

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)

(1)	Ground water pollution

The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous
scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has
instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation ("MNA") by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the
technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)	Deep ground water pollution — South Africa

The Company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the
Department of Mineral Resources and affected mining companies are involved in the development of a "Regional Mine Closure Strategy".
In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

		At March 31,
		2011
		(unaudited)
		(in US Dollars, millions)
(3)	Sales tax on gold deliveries — Brazil

	Mineração Serra Grande S.A. (“MSG”) received two tax assessments
	from the State of Goiás related to payments of sales taxes on gold
	deliveries for export. AngloGold Ashanti Córrego do Sitío
	Mineração S.A. manages the operation. In November 2006, the
	administrative council’s second chamber ruled in favor of MSG and
	fully cancelled the tax liability related to the first period. In
	July 2011, the administrative council’s second chamber ruled in
	favor of MSG and fully cancelled the tax liability related to the
	second period. The State of Goiás has appealed to the full board
	of the State of Goiás tax administrative council. The Company
	believes both assessments are in violation of federal legislation
	on sales taxes.

	The Company’s attributable share of the assessments are as follows:
	First assessment	59
	Second assessment	36

		95

(4)	Other tax disputes — Brazil
	MSG received a tax assessment in October 2003 from the State of
	Minas Gerais related to sales taxes on gold. The tax
	administrators rejected the Company’s appeal against the
	assessment. The Company is now appealing the dismissal of the
	case. The Company’s attributable share of the assessment is
	approximately:	10
	Subsidiaries of the Company in Brazil are involved in various
	disputes with tax authorities. These disputes involve federal tax
	assessments including income tax, royalties, social contributions
	and annual property tax. The amount involved is approximately:	29

		39

(5)	Indirect taxes — Ghana

	AngloGold Ashanti (Ghana) Limited received a tax assessment during
	September 2009 in respect of the 2006, 2007 and 2008 tax years
	following an audit by the tax authorities related to indirect
	taxes on various items. Management is of the opinion that the
	indirect taxes are not payable and the Company has lodged an
	objection.

	The assessment is approximately:	11

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)

(6)	ODMWA litigation

The case of Mr Thembekile Mankayi was heard in the High Court of South
Africa in June 2008, and an appeal heard in the Supreme Court of
Appeals in 2010. In both instances judgment was awarded in favor of
AngloGold Ashanti Limited. A further appeal that was lodged by Mr
Mankayi was heard in the Constitutional Court in 2010. Judgment in the
Constitutional Court was handed down on March 3, 2011.

Following the judgment, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

The Company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the Company and adjudicated by the courts on their merits. In view of the limitation of current information for the estimation of a possible liability, no reasonable estimate can be made for this possible obligation.

		At March 31,
		2011
		(unaudited)
		(in US Dollars, millions)
(7)	Royalty — Boddington Gold Mine

	As a result of the sale of the interest in the Boddington Gold Mine
	during 2009, the Company is entitled to receive a royalty on any gold
	recovered or produced by the Boddington Gold Mine, where the gold
	price is in excess of Boddington Gold Mine’s cash costs plus $600 per
	ounce. The royalty is payable in each quarter from and after the
	second quarter in 2010, within forty five days of reporting period
	close and is capped at a total amount of $100 million.

	Details of the royalty are as follows:

	Royalties received during the quarter ended March 31, 2011. See Note F.	6
	Royalties received subsequent to March 31, 2011	7

(8)	Royalty — Tau Lekoa Gold Mine

	As a result of the sale of the Tau Lekoa Gold Mine during 2010, the
	Company is entitled to receive a royalty on the production of a total
	of 1.5 million ounces by the Tau Lekoa Gold Mine and in the event that
	the average monthly rand price of gold exceeds R180,000 per kilogram
	(subject to an inflation adjustment). Where the average monthly rand
	price of gold does not exceed R180,000 per kilogram (subject to an
	inflation adjustment), the ounces produced in that quarter do not
	count towards the total 1.5 million ounces upon which the royalty is
	payable. The royalty will be determined at 3 percent of the net
	revenue (being gross revenue less state royalties) generated by the
	Tau Lekoa assets.

	Royalties received during the quarter ended March 31, 2011. See Note F.	1

(9)	Oro Group surety	15

	The Company has provided surety in favor of a lender on a gold loan
	facility with its associate Oro Group (Proprietary) Limited and one of
	its subsidiaries. The Company has a total maximum liability, in terms
	of the suretyships, of R100 million. The probability of the
	non-performance under the suretyships is considered minimal.

(10)	AngloGold Ashanti USA reclamation bonds	88

	Pursuant to US environmental and mining requirements, gold mining
	companies are obligated to close their operations and rehabilitate the
	lands that they mine in accordance with these requirements. AngloGold
	Ashanti USA has posted reclamation bonds with various federal and
	state governmental agencies to cover potential rehabilitation
	obligations. The Company has provided a guarantee for these
	obligations which would be payable in the event of AngloGold Ashanti
	USA not being able to meet its rehabilitation obligations. The
	obligations will expire upon completion of such rehabilitation and
	release of such areas by the applicable federal and/or state agency.
	AngloGold Ashanti is not indemnified by third parties for any of the
	amounts that may be paid by AngloGold Ashanti under its guarantee.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)

		At March 31,
		2011
		(unaudited)
		(in US Dollars, millions)
(11)	AngloGold Ashanti environmental guarantees	167

	Pursuant to South African mining laws, mining companies are obligated to close
	their operations and rehabilitate the lands that they mine in accordance with
	these laws. In order to cover against premature closure costs, the Company has
	secured bank guarantees to cover potential rehabilitation obligations of certain
	mines in South Africa. The Company has provided a guarantee for these obligations
	which would be payable in the event of the South African mines not being able to
	meet such rehabilitation obligations. The obligations will expire upon compliance
	with all provisions of the environment management program in terms of South
	African mining laws. AngloGold Ashanti is not indemnified by third parties for
	any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(12)	Guarantee provided for revolving credit facility

	AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti
	USA Incorporated, as guarantors, have each guaranteed all payments and other
	obligations of the borrowers and the other guarantors under the $1.0 billion four
	year revolving credit facility.

	The total amount outstanding under this facility as at March 31, 2011 amounted to:	—

(13)	Guarantee provided for mandatory convertible bonds	791

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments
	and other obligations of AngloGold Ashanti Holdings Finance plc regarding the
	issued $789 million 6 percent mandatory convertible bonds due 2013.

(14)	Guarantee provided for rated bonds	1,026

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments
	and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700
	million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5
	percent rated bonds due 2040.

(15)	Guarantee provided for convertible bonds	742

	AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments
	and other obligations of AngloGold Ashanti Holdings Finance plc regarding the
	issued $732.5 million 3.5 percent convertible bonds due 2014.

(16)	Gold delivery guarantees	—

	The Company has issued gold delivery guarantees to several counterpart banks
	pursuant to which it guarantees the due performance of its subsidiaries AngloGold
	(USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A.
	under their respective gold hedging agreements. At March 31, 2011 the Company had
	no open gold hedge contracts.

(17)	ATS hedging guarantees	—

	The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings
	plc has provided guarantees to several counterpart banks for the hedging
	commitments of its wholly-owned subsidiary ATS. The maximum potential amount of
	future payments is all moneys due, owing or incurred by ATS under or pursuant to
	the hedging agreements. At March 31, 2011 the Company had no open gold hedge
	contracts.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)

		At March 31,
		2011
		(unaudited)
		(in US Dollars, millions)
(18)	GMC hedging guarantees	—

	The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have
	issued hedging guarantees to several counterpart banks in which they have guaranteed
	the due performance by GMC of its obligations under or pursuant to the hedging
	agreements entered into by GMC, and to the payment of all money owing or incurred by
	GMC as and when due. The maximum potential amount of future payments is all moneys
	due, owing or incurred by GMC under or pursuant to the hedging agreements. At March
	31, 2011 the Company had no open gold hedge contracts.

	Vulnerability from concentrations

	There is a concentration of risk in respect of recoverable value added tax and fuel
	duties from the Tanzanian government. The outstanding amounts have been discounted to
	their present value at a rate of 7.82 percent.

	The recoverable value added tax and fuel duties are summarized as follows:

	Recoverable value added tax due to the Company	47
	Recoverable fuel duties due to the Company (1)	67

(1)	Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note P. Recent developments
Announcements made after March 31, 2011:
Restructuring of ESOP and Economic Empowerment Transaction
On April 14, 2011, AngloGold Ashanti Limited, the National Union of Mineworkers (NUM), Solidarity, The Union (UASA), Izingwe Holdings (Proprietary) Limited and the Bokamoso ESOP Board of Trustees announced the restructuring of the empowerment transactions concluded respectively between the Company and the unions, and the Company and Izingwe in 2006.
This restructuring was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E shares (otherwise known to participants as loan shares), which operate essentially as share appreciation rights, vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.
In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti shareholders, the scheme will be restructured as follows:
•	All lapsed loan shares that vested without value will be reinstated;

•	The strike (base) price will be fixed at R320 per share for the Bokamoso ESOP and R330 for Izingwe;

•	The notional interest charge will fall away;

•	As before, 50 percent of any dividends declared will be used to reduce the strike price;

•	As before, the remaining 50 percent is paid directly to participants under the empowerment transaction; and

•	The life span of the scheme will be extended by an additional one year, the last vesting being in 2014, instead of 2013. A minimum payout on vesting of the E shares has been set at R40 each and a maximum payout of R70 each per E Share for Izingwe and R90 each for members of the Bokamoso ESOP (i.e. employees), plus the impact of the 50 percent of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti and its shareholders.
The total incremental accounting cost to the Company of this transaction will be approximately $18 million of which $12 million will be recorded in subsequent quarters in 2011.
Note Q. Declaration of dividends
Details of the final dividends of 2010 are set forth in the table below:

	Ordinary shareholders	E ordinary shareholders
	Final dividend	Final dividend
	of 2010	of 2010
Declaration date	Feb 15, 2011	Feb 15, 2011
Record date	Mar 11, 2011	Mar 11, 2011
Payment date — Ordinary / E ordinary shareholders	Mar 18, 2011	Mar 18, 2011
Payment date — CDIs	Mar 18, 2011	—
Payment date — GhDSs	Mar 21, 2011	—
Payment date — ADSs	Mar 28, 2011	—

Dividend amount per share (US cents)	11.260	5.630
Dividend amount per share (South African cents)	80.0	40.0
Dividends are declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.
In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.
Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note R. Fair value measurements
The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following table sets out the Company’s financial assets and (liabilities) measured at fair value, by level within the hierarchy as at March 31, 2011 (in US Dollars, millions):
Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	619			619
Marketable equity securities	124			124
Mandatory convertible bonds	(849)			(849)
Warrants on shares		3		3
Option component of convertible bonds		(162)		(162)
The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.
The Company’s marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.
The Company’s mandatory convertible bonds are included in Long-term debt in the Company’s consolidated balance sheet. The bonds are valued using quoted market prices in an active market and as such are classified within Level 1 of the fair value hierarchy. The fair value of the bonds is calculated as the quoted market price of the bond multiplied by the quantity of bonds issued by the Company.
Options associated with marketable equity securities and the conversion features of convertible bonds are included as derivatives on the balance sheet. Such instruments are typically classified within Level 2 of the fair value hierarchy.
The following inputs were used in the valuation of the conversion features of convertible bonds as at March 31:

2011
Market quoted bond price (percent)	123.25
Fair value of bond excluding conversion feature (percent)	101.23
Fair value of conversion feature (percent)	22.02
Total issued bond value ($ million)	732.5
The option component of the convertible bonds is calculated as the difference between the price of the bond including the option component (bond price) and the price excluding the option component (bond floor price).

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note R. Fair value measurements (continued)

Three months ended March 31,
2011
(unaudited)
(in US Dollars, millions)
Items measured at fair value on a non-recurring basis
During the three months ended March 31, 2011, the Company fully impaired and wrote-off certain assets in South Africa. This resulted in a loss, which is included in earnings, of:	1
The above items are summarized as follows:

	Fair value	Level 1	Level 2	Level 3	Total gain/(loss)
Description	$	$	$	$	$
Long-lived assets abandoned	—				(1)
Note S. Supplemental condensed consolidating financial information
AngloGold Ashanti Holdings plc (“IOMco”), a wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Notes E “Debt” and O “Commitments and Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the Americas and Australasia). The following is condensed consolidating financial information for the Company as of March 31, 2011 and December 31, 2010 and for the three months ended March 31, 2011 and 2010, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(unaudited)
(In US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Sales and other income	591	—	884	(40)	1,435

Product sales	560	—	862	—	1,422
Interest, dividends and other	31	—	22	(40)	13

Costs and expenses	412	30	627	8	1,077

Production costs	251	—	457	—	708
Exploration costs	4	4	49	—	57
Related party transactions	(4)	—	—	—	(4)
General and administrative expenses/(recoveries)	56	9	6	(3)	68
Royalties paid	14	—	26	—	40
Market development costs	1	—	2	—	3
Depreciation, depletion and amortization	94	—	98	—	192
Impairment of assets	1	—	—	—	1
Interest expense	2	17	25	—	44
Accretion expense	3	—	4	—	7
Employment severance costs	3	—	1	—	4
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(13)	—	—	11	(2)
Non-hedge derivative gain and movement on bonds	—	—	(41)	—	(41)

Income/(loss) before income tax provision	179	(30)	257	(48)	358
Taxation expense	(59)	—	(65)	—	(124)
Equity income in associates	7	2	—	—	9
Equity income/(loss) in subsidiaries	123	111	—	(234)	—

Income/(loss) from continuing operations	250	83	192	(282)	243
Preferred stock dividends	(13)	—	(13)	26	—

Net income/(loss)	237	83	179	(256)	243
Less: Net income attributable to noncontrolling interests	—	—	(6)	—	(6)

Net income/(loss) — attributable to AngloGold Ashanti	237	83	173	(256)	237

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(unaudited)
(In US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Sales and other income	429	(1)	700	(17)	1,111

Product sales	410	—	685	—	1,095
Interest, dividends and other	19	(1)	15	(17)	16

Costs and expenses	347	14	518	—	879

Production costs	233	—	367	—	600
Exploration costs	2	1	37	—	40
Related party transactions	(4)	—	—	—	(4)
General and administrative expenses	27	—	10	3	40
Royalties paid	1	—	24	—	25
Market development costs	1	—	2	—	3
Depreciation, depletion and amortization	89	—	86	—	175
Impairment of assets	—	—	9	—	9
Interest expense	1	10	17	—	28
Accretion expense	2	—	3	—	5
Employment severance costs	6	—	1	—	7
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	6	3	6	(3)	12
Non-hedge derivative gain and movement on bonds	(17)	—	(44)	—	(61)

Income/(loss) before income tax provision	82	(15)	182	(17)	232
Taxation expense	(15)	—	(61)	—	(76)
Equity income in associates	25	—	—	—	25
Equity income/(loss) in subsidiaries	86	54	—	(140)	—

Income/(loss) from continuing operations	178	39	121	(157)	181
Preferred stock dividends	(9)	—	(9)	18	—

Net income/(loss)	169	39	112	(139)	181
Less: Net income attributable to noncontrolling interests	—	—	(12)	—	(12)

Net income/(loss) — attributable to AngloGold Ashanti	169	39	100	(139)	169

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating balance sheets
AT MARCH 31, 2011
(unaudited)
(In US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor”	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

ASSETS
Current Assets	1,064	2,267	3,338	(4,665)	2,004

Cash and cash equivalents	181	156	282	—	619
Restricted cash	1	—	17	—	18
Receivables, inter-group balances and other current assets	882	2,111	3,039	(4,665)	1,367

Property, plant and equipment, net	2,136	—	3,760	—	5,896
Acquired properties, net	208	—	617	—	825
Goodwill	—	—	199	(17)	182
Other intangibles, net	—	—	17	—	17
Other long-term inventory	—	—	25	—	25
Materials on the leach pad	—	—	350	—	350
Other long-term assets and deferred taxation assets	3,480	856	909	(4,161)	1,084

Total assets	6,888	3,123	9,215	(8,843)	10,383

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,139	1,617	5,481	(7,312)	925
Other non-current liabilities	52	—	67	(51)	68
Long-term debt	38	994	1,499	—	2,531
Derivatives	—	—	162	—	162
Deferred taxation liabilities	702	—	489	7	1,198
Provision for environmental rehabilitation	174	—	355	—	529
Other accrued liabilities	—	—	44	—	44
Provision for pension and other post-retirement medical benefits	161	—	15	—	176
Commitments and contingencies	—	—	—	—	—
Equity	4,622	512	1,103	(1,487)	4,750

Stock issued	13	4,627	897	(5,524)	13
Additional paid in capital	8,685	363	219	(582)	8,685
Accumulated (deficit)/profit	(3,675)	(4,478)	(4,223)	8,701	(3,675)
Accumulated other comprehensive income and reserves	(401)	—	4,083	(4,083)	(401)

Total AngloGold Ashanti stockholders’ equity	4,622	512	976	(1,488)	4,622
Noncontrolling interests	—	—	127	1	128

Total liabilities and equity	6,888	3,123	9,215	(8,843)	10,383

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2011
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating balance sheets
AT DECEMBER 31, 2010
(In US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

ASSETS
Current Assets	1,169	2,265	3,869	(5,306)	1,997

Cash and cash equivalents	152	114	309	—	575
Restricted cash	1	—	9	—	10
Receivables, inter-group balances and other current assets	1,016	2,151	3,551	(5,306)	1,412

Property, plant and equipment, net	2,197	—	3,729	—	5,926
Acquired properties, net	217	—	619	—	836
Goodwill	—	—	197	(17)	180
Other intangibles, net	—	—	17	—	17
Other long-term inventory	—	—	27	—	27
Materials on the leach pad	—	—	331	—	331
Other long-term assets and deferred taxation assets	3,328	736	914	(3,904)	1,074

Total assets	6,911	3,001	9,703	(9,227)	10,388

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	1,293	1,587	6,116	(7,992)	1,004
Other non-current liabilities	52	—	71	(54)	69
Long-term debt	39	1,044	1,519	—	2,602
Derivatives	—	—	176	—	176
Deferred taxation liabilities	720	—	471	9	1,200
Provision for environmental rehabilitation	176	—	354	—	530
Other accrued liabilities	—	—	38	—	38
Provision for pension and other post-retirement medical benefits	165	—	15	—	180
Commitments and contingencies	—	—	—	—	—
Equity	4,466	370	943	(1,190)	4,589

Stock issued	13	4,587	897	(5,484)	13
Additional paid in capital	8,670	363	219	(582)	8,670
Accumulated (deficit)/profit	(3,869)	(4,580)	(4,350)	8,930	(3,869)
Accumulated other comprehensive income and reserves	(348)	—	4,055	(4,055)	(348)

Total AngloGold Ashanti stockholders’ equity	4,466	370	821	(1,191)	4,466
Noncontrolling interests	—	—	122	1	123

Total liabilities and equity	6,911	3,001	9,703	(9,227)	10,388

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(unaudited)
(In US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer“)	Subsidiaries”)	adjustments	Total

Net cash provided by/(used) in operating activities	272	41	216	(26)	503

Net income/(loss)	237	83	179	(256)	243
Reconciled to net cash provided by/(used) in by operations:
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(13)	—	8	11	6
Depreciation, depletion and amortization	94	—	98	—	192
Impairment of assets	1	—	—	—	1
Deferred taxation	56	—	13	—	69
Other non cash items	(165)	(113)	43	219	(16)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	2	—	5	—	7

Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	75	57	(132)	—	—
Receivables	(3)	—	(63)	—	(66)
Inventories	3	—	(2)	—	1
Accounts payable and other current liabilities	(15)	14	67	—	66

Net cash used in investing activities	(85)	(19)	(165)	—	(269)

Increase in non-current investments	—	(19)	(36)	—	(55)
Additions to property, plant and equipment	(95)	—	(139)	—	(234)
Proceeds on sale of mining assets	1	—	1	—	2
Proceeds on sale of investments	—	—	15	—	15
Proceeds from disposal of subsidiary	9	—	—	—	9
Cash of subsidiary disposed	—	—	(11)	—	(11)
Change in restricted cash	—	—	5	—	5

Net cash (used)/generated by financing activities	(154)	20	(86)	26	(194)

Repayments of debt	(99)	(50)	(3)	—	(152)
Issuance of stock	1	40	(40)	—	1
Dividends (paid)/received	(56)	30	(43)	26	(43)

Net increase/(decrease) in cash and cash equivalents	33	42	(35)	—	40
Effect of exchange rate changes on cash	(4)	—	(3)	—	(7)
Cash and cash equivalents — January 1,	152	114	320	—	586

Cash and cash equivalents — March 31,	181	156	282	—	619

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(unaudited)
(In US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the "Issuer")	Subsidiaries”)	adjustments	Total

Net cash (used) in/provided by operating activities	(24)	(29)	225	(18)	154

Net income/(loss)	169	39	112	(139)	181
Reconciled to net cash (used) in/provided by in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	6	3	6	(3)	12
Depreciation, depletion and amortization	89	—	86	—	175
Impairment of assets	—	—	9	—	9
Deferred taxation	2	—	14	—	16
Other non cash items	(212)	(62)	(18)	124	(168)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	1	—	8	—	9

Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	(43)	(13)	56	—	—
Receivables	(7)	3	(42)	—	(46)
Inventories	(22)	—	(2)	—	(24)
Accounts payable and other current liabilities	(7)	1	(4)	—	(10)

Net cash used in investing activities	(52)	(8)	(56)	—	(116)

Increase in non-current investments	(2)	(8)	(18)	—	(28)
Additions to property, plant and equipment	(82)	—	(87)	—	(169)
Proceeds on sale of mining assets	—	—	2	—	2
Proceeds on sale of investments	—	—	7	—	7
Proceeds on disposal of associate	1	—	—	—	1
Cash effects from hedge restructuring	31	—	45	—	76
Loans receivable advanced	—	—	(5)	—	(5)

Net cash (used)/generated by financing activities	(45)	(276)	(102)	18	(405)

Repayments of debt	—	(350)	(2)	—	(352)
Issuance of stock	—	35	(35)	—	—
Proceeds from debt	—	—	35	—	35
Cash effects from hedge restructuring	(1)	—	(52)	—	(53)
Dividends (paid)/received	(44)	39	(48)	18	(35)

Net (decrease)/increase in cash and cash equivalents	(121)	(313)	67	—	(367)
Effect of exchange rate changes on cash	1	—	(1)	—	—
Cash and cash equivalents — January 1,	231	578	291	—	1,100

Cash and cash equivalents — March 31,	111	265	357	—	733

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE THREE MONTHS ENDED MARCH 31, 2011 PREPARED IN ACCORDANCE WITH US GAAP
In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the member states of the European Union participating in the Economic and Monetary Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.
Introduction
AngloGold Ashanti’s operating results are directly related to the price of gold, which can fluctuate widely and which is affected by numerous factors beyond AngloGold Ashanti’s control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International Monetary Fund (“IMF”), global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold is often subject to sharp, short-term changes because of speculative activities. The shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.
The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.
     Impact of exchange rate fluctuations
During the first three months of 2011 the rand weakened against the US dollar (based on the exchange rates of R6.57 and R6.77 per US dollar on January 1, 2011 and March, 31, 2011, respectively). The value of the rand strengthened by 7 percent against the US dollar when compared to the average exchange rates of the rand against the US dollar of R6.99 and R7.50 during the first three months of 2011 and 2010, respectively. The stronger rand against the US dollar negatively impacted on the dollar denominated costs and therefore on the profitability of AngloGold Ashanti.
The value of the Australian dollar strengthened by 11 percent against the US dollar when compared to the average exchange rate of A$0.99 for the first three months of 2011 against an average exchange rate of A$1.11 for the same period in 2010. The value of the Brazilian real strengthened by 7 percent against the US dollar based on the average exchange rates of BRL1.67 and BRL1.80 per US dollar during the first three months of 2011 and 2010, respectively. The strengthening of these local currencies against the US dollar further negatively impacted the dollar denominated costs and therefore on the profitability of AngloGold Ashanti.
     Restructuring of ESOP and Economic Empowerment Transaction
On April 14, 2011, following the end of the quarter, AngloGold Ashanti announced the proposed restructuring of its black economic empowerment transaction, initially entered into in 2006, to ensure the intended benefits accrue to its recipients, namely its South African employees, through the Bokamoso ESOP trust and BEE Partner, Izingwe Holdings.
The total incremental accounting cost to AngloGold Ashanti of the proposed restructuring as approved by shareholders is approximately $18 million, of which $12 million will be recorded in subsequent quarters in 2011. When implemented, approximately $8 million of the accounting cost will be recorded during the second quarter 2011, with the balance of $4 million over the third and fourth quarters of 2011. The principal component of the restructured transaction is the proposed reinstatement over the next three years of a total of approximately 1.37 million E Ordinary shares that have either lapsed or are expected to lapse without realizing the anticipated value for their holders. Also, an additional 48,923 new ordinary shares was allotted to employees who qualify for the scheme as of the original cut-off date.
Management believes that the restructuring has the potential to enhance labor relations within AngloGold Ashanti’s South African operations and, more broadly, reinforce AngloGold Ashanti’s reputation as a good corporate citizen in South Africa, as well as reinforcing the Company’s continued commitment to the spirit of transformation and empowerment as contained in the Mining Charter.

     Acquisitions and dispositions
During the quarter ended March 31, 2011, the Company disposed of its subsidiary ISS International Limited. The sale closed on February 28, 2011 and the Company realized a profit of $2 million on disposal.
Gold market for the quarter ended March 31, 2011
Gold price movement and investment markets
     Gold price data
The gold price traded as low as $1,308 per ounce at the beginning of the year, as investors moved out of safe-haven holdings into riskier assets, before recovering steadily to near-record nominal levels. Civil unrest in the Middle East and North Africa unnerved oil markets and resulted in Brent crude trading well above $100 per barrel, with the prospects of continued elevated prices while a speedy resolution of the Libyan conflict looks increasingly unlikely. The consequences of higher oil prices and concomitant inflationary implications have raised questions about the sustainability of the nascent global economic recovery. Widespread civil unrest in the Middle East and North Africa, continued debt concerns among European Union members and growing uncertainty over the United States long-term macroeconomic outlook — underscored by Standard & Poor’s April 18, 2011 downgrade of the outlook on United States debt to `negative’ — have propelled the gold price to new record nominal levels above $1,500 per ounce.
     Investment demand
Despite the rebound in the gold price from February 2011 onwards, total exchange traded funds (“ETF”) investment holdings reflect a net redemption of 1.72 million ounces, or 2.5 percent of the gross holdings over the first quarter of 2011, relative to the start of the year. Gross holdings at the end of the first quarter were 66.81 million ounces or $95.3 billion at $1,426 per ounce. Much of the ETF sell-off in January 2011 was attributed to a rebalancing of portfolios as investors banked gains resulting from the 30 percent rise in the gold price in 2010. Global sales of bar and coin in 2010 amounted to some 60 percent of investment demand, while ETFs accounted for 20 percent. It is also worth noting that the rate of bar and coin outflows in the quarter ended March 31, 2011 is likely to have been less than ETF sales as coins and bars are not as easy to sell as ETFs. The COMEX positioning, whilst traditionally more volatile, also showed a net decrease over the quarter. Having started at 28 million ounces net long, it finished 6 percent lower at 26.3 million ounces net long. In India, gold medallion and bar sales for the first quarter were higher than the same period last year. The Indian ETF market continued to grow. During the first quarter, new gold mutual funds were launched in India to tap mass market demand for gold ETFs. China experienced another stellar quarter on the investment front, with an estimated year-on-year increase of some 50 percent. In the United States, coin and bar demand remained strong, though with no anecdotal evidence of a repeat in coin minting shortfalls.
     Official sector
The World Gold Council released a report during the quarter which confirmed widespread expectations that the official sector was a net purchaser of gold in 2010. This marks the first time since 1998 that the sector has contributed to demand, rather than being a significant source of supply. Continuing sovereign debt concerns in the Eurozone are likely to keep bullion in central banks vaults, while the trend of emerging nations bolstering gold reserves is also expected to continue.
     Jewellery sales
India’s gold resurgence continued in the first quarter of 2011 as January and February import figures reflected a 28 percent increase in volume terms over the same period last year. After a record 2010, consumption still remained robust at the beginning of the year due to a drop in gold prices and relative stability during the beginning of the auspicious period. An interesting trend developed in India, with consumers advancing money to retailers to book prices when there is a significant drop. As a result of this trend, retailers are flush with working capital. A further development saw significant demand for bars and coins, not for investment but to be converted into jewellery during the marriage season. China experienced its strongest quarter for gold jewellery demand in five years with an estimated 12 to 15 percent year-on-year increase. Remarkably, demand remained very strong following the Chinese New Year period which traditionally sees a dramatic slowdown in demand. Eighteen-carat gold jewellery once again failed to keep pace with pure gold, but still registered strong growth of about 8 percent. During the first quarter of 2011, the beleaguered United States market continued to build upon its improved 2010 fourth-quarter performance. Gold jewellery demand is estimated to have increased by 4 percent in the first quarter of 2011. The low-end gold market has been severely damaged by the twin blows of recession and high gold prices, but the higher-end market continued to grow.

Operating review for the three months ended March 31, 2011
Presented in the table below is selected operating data for AngloGold Ashanti for the three months ended March 31, 2011 and 2010. The operating data gives effect to acquisitions and dispositions as of their effective dates:

	Three months ended March 31,
Operating data for AngloGold Ashanti	2011	2010
Total gold production (000 oz)(1)	1,039	1,079
Capital expenditure ($ million)(1)(2)	249	171

(1)	Including equity accounted joint ventures.

(2)	Including noncontrolling interests.
     Gold production
For the three months ended March 31, 2011, AngloGold Ashanti’s total gold production decreased by approximately 40,000 ounces, or about 4 percent, to 1.04 million ounces from 1.08 million ounces produced in the same period in 2010.
At Sunrise Dam (Australasia), gold production decreased from 114,000 ounces produced in the three months ended March 31, 2010, to 72,000 ounces produced in the same period in 2011. The decrease was due to the flood inundation event during the first quarter of 2011. In one particular instance, over a period of twenty four hours, more than 150 millimeters of rain fell, resulting in destructive flash flooding and substantial inflows of water into the open pit and underground operations.
In Continental Africa, gold production decreased from 374,000 ounces produced in the three months ended March 31, 2010, to 363,000 ounces produced in the same period in 2011. The decrease is mainly due to lower grades recovered at Yatela (Mali) and underground tonnages declining as a result of reduced flexibility in developed ore reserves at Obuasi (Ghana). The decrease was partially offset by an increase in production at Geita (Tanzania) due to higher grades recovered as well as improved throughput at Iduapriem (Ghana) in the first quarter of 2011 as operations were temporarily suspended in February 2010 following a joint decision with the Ghana Environmental Protection Agency and the Company to upgrade the existing tailings storage facility.
The decrease in gold production was partially offset by an increase of 17,000 ounces in South Africa from 384,000 ounces produced in the three months ended March 31, 2010, to 401,000 ounces produced in the same period in 2011. The increase is mainly due to higher grades at Kopanang and higher grades reclaimed at the surface operations during the first quarter of 2011. The increase in gold production was partially offset by the loss of production following the sale of Tau Lekoa effective August 1, 2010.
     Capital expenditures
Total capital expenditure of $249 million was recorded during the three months ended March 31, 2011 compared to $171 million in the same period in 2010. This represented a $78 million, or 46 percent, increase from the same period in 2010. Expenditure increased in South Africa from $83 million in the quarter ended March 31, 2010 to $97 million in the same period in 2011 due to a stronger rand and expenditure on projects at the Moab Khotsong and Mponeng operations. In the Americas, expenditure increased by $12 million in Brazil largely due to expenditure incurred at the Córrego do Sítio project at AngloGold Ashanti Mineração, by $9 million in North America related to the mine life extension project at Cripple Creek & Victor and by a further $3 million associated with a heap leach project at Cerro Vanguardia in Argentina. In Ghana, capital expenditure increased from $19 million incurred in the first quarter of 2010 to $35 million in 2011, related mainly to the construction of a tailings storage facility at Iduapriem.

Comparison of financial performance on a segment basis for the three months ended March 31, 2011 and 2010
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company’s Chief Operating Decision Maker, defined as the Executive Management team, in evaluating operating performance of, and making resource allocation decisions among, operations. Revenues presented below exclude realized gains/losses on non-hedge derivatives allocated to individual geographic areas.
     Revenues

	Three months ended March 31,
	2011		2010
	(unaudited)		(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Category of activity
Product sales	1,422		1,095
Interest, dividends and other	13		16

Total revenues	1,435		1,111

Geographical area data
South Africa	564	39%	420	38%
Continental Africa	543	38%	412	37%
Australasia	98	7%	113	10%
Americas	305	21%	253	23%
Other, including Corporate and Non-gold producing subsidiaries	5	0%	2	0%

	1,515	106%	1,200	108%
Less: Equity method investments included above	(80)	(6%)	(89)	(8%)

Total revenues	1,435	100%	1,111	100%

     Assets

	At March 31,		At December 31,
	2011		2010
	(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Geographical area data
Total segment assets
South Africa	3,242	31%	3,370	32%
Continental Africa	4,067	39%	4,093	39%
Australasia	565	5%	534	5%
Americas	2,225	21%	2,170	21%
Other, including Corporate and Non-gold producing subsidiaries	284	3%	221	2%

Total segment assets	10,383	100%	10,388	100%

Comparison of financial performance for the three months ended March 31, 2011 and 2010

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
Financial performance of AngloGold Ashanti	(in US Dollars, millions)
Revenue	1,435	1,111
Cost and expenses	1,077	879
Taxation expense	(124)	(76)
Equity income in associates	9	25
Net income attributable to noncontrolling interests	(6)	(12)
Net income — attributable to AngloGold Ashanti	237	169
Comparison of financial performance for the three months ended March 31, 2011 and 2010
     Revenues
Revenues from product sales and other income increased from $1,111 million in the first three months of 2010 to $1,435 million in the same period of 2011, representing a 29 percent increase over the period in 2010. This was predominantly due to an increase in the average spot price of gold from $1,110 per ounce for the three months ended March 31, 2010, to $1,387 per ounce during the three months ended March 31, 2011. The majority of product sales consisted of US dollar-denominated gold sales.
     Production costs
During the three months ended March 31, 2011, AngloGold Ashanti incurred production costs of $708 million representing an increase of $108 million from $600 million recorded for the same period in 2010. The increase was mainly as a result of an increase in operational costs including labor, consumables, power, services and inventory adjustments. These increases were due to inflation, annual labor cost increases, increased contractor costs at Sunrise Dam and power tariff increases mainly in South Africa and Obuasi (Ghana). The strengthening of local currencies against the US dollar also adversely impacted US dollar denominated production costs.
     Exploration costs
Exploration costs increased from $40 million in the three months ended March 31, 2010 to $57 million in the same period in 2011 mainly due to an increased level of expenditure at Mongbwalu in the DRC, La Colosa and Gramalote in Colombia and increased brownfield exploration activities at operating mines.
     General and administrative
General and administrative expenses increased from $40 million in the three months ended March 31, 2010 to $68 million in the same period in 2011, mainly due to labor costs, retention and bonus costs and the effects of a stronger rand relative to the US dollar.
     Royalties
Royalties paid by AngloGold Ashanti increased from $25 million in the three months ended March 31, 2010, to $40 million paid in the same period in 2011, mainly as a result of the introduction in the South African Mineral and Petroleum Resources Act of royalties payable in South Africa from March 1, 2010 as well as the high spot price of gold. Royalties recorded by the South African mines were $14 million in the three months ended March 31, 2011 compared to $1 million in the same period in 2010.
Royalties paid were also higher at the Geita mine (Tanzania) and Cerro Vanguardia (Argentina) as a result of higher spot prices of gold. Royalties are predominantly calculated based on a percentage of revenues and are payable primarily to local governments.

     Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $17 million to $192 million in the three months ended March 31, 2011, compared to $175 million recorded in the same period in 2010, mainly due to changes in life of mine estimates at the South African mines and an increase in depreciation, depletion and amortization in Brazil due to the increased production at the Còrrego do Sìtio mine.
     Impairment of assets
Impairment charges decreased from $9 million in the three months ended March 31, 2010 to $1 million in the same period in 2011. The impairment charge of 2011 relates to the write-off of capital assets at Savuka mine in South Africa.
     Interest expense
Interest expense increased by $16 million to $44 million in the three months ended March 31, 2011, compared to $28 million recorded in the same period in 2010. The increase is mainly due to interest charges on the rated and mandatory bonds, which were issued in April 2010 and September 2010, respectively.
     Accretion expense
Accretion expense increased from $5 million in the three months ended March 31, 2010 to $7 million in the same period in 2011. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.
     Employment severance costs
Employment severance costs decreased to $4 million during the three months ended March 31, 2011 from $7 million in the same period in 2010. Employment severance costs recorded for the three months ended March 31, 2011 relate to retrenchments in the South Africa region reflecting rationalization of operations at Tau Tona and Mponeng.
     Profit/loss on sale of assets, realization of loans, indirect taxes and other
In the three months ended March 31, 2011, the Company recorded a profit on sale of assets, realization of loans, indirect taxes and other of $2 million. The profit includes royalties received from Newmont Mining Corporation of $6 million (2009 sale of Boddington Gold mine) and $1 million received from Simmer & Jack Mines Limited (2010 sale of Tau Lekoa Gold mine) offset by indirect tax expenses and legal claims in Ghana of $5 million.
In the three months ended March 31, 2010, the Company recorded a loss on sale of assets, realization of loans, indirect taxes and other of $12 million. The loss mainly related to the impairment of debtors in South Africa of $4 million and the reassessment of indirect taxes payable in Tanzania and Guinea of $6 million.

     Non-hedge derivative gain and movement on bonds
Non-hedge derivative gain
A gain on non-hedge derivatives of $17 million was recorded in the three months ended March 31, 2011, compared to a gain of $61 million in the same period of 2010 relating to the use of non-hedging instruments. The gain on non-hedge derivatives recorded in the three months ended March 31, 2011 relates to the fair value gain of the conversion features of convertible bonds and the revaluation of warrants on shares during the three months ended March 31, 2011. Non-hedge derivatives gain and movement on bonds recorded in the three months ended March 31, 2011 and 2010 included:

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Loss on realized non-hedge derivatives	—	(69)
Gain on unrealized non-hedge derivatives	3	82
Fair value gain on option component of convertible bonds	14	48

Net gain	17	61

Movement on bonds

	Three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Fair value loss on mandatory convertible bonds	24	—

Fair value movements on the mandatory convertible bonds relate to the ex interest NYSE closing price of these bonds.
     Taxation expense
A net taxation expense of $124 million was recorded in the three months ended March 31, 2011 compared to a net expense of $76 million in the same period in 2010. The higher tax charge for the three months ended March 31, 2011 is mainly due to higher earnings and the reversal of deferred taxation assets. Deferred tax charges in the three months ended March 31, 2011 amounted to $69 million compared to deferred tax charges of $16 million in the same period in 2010. The higher deferred taxation in 2011 mainly relates to the reversal of deferred taxation assets arising from the utilization of tax losses in South Africa. Charges for current tax in the three months ended March 31, 2011 amounted to $55 million compared to $60 million in the same period in 2010. Refer to note H “Taxation” to the condensed consolidated financial statements for additional information.
     Equity income in associates
Equity income in affiliates decreased to $9 million in the three months ended March 31, 2011 from $25 million in the three months ended March 31, 2010, mainly due to a decrease in earnings from operations in Mali resulting from lower revenues and production (at Yatela).
     Noncontrolling interests net income
Net income attributable to noncontrolling interests decreased from $12 million in the three months ended March 31, 2010 to $6 million in the three months ended March 31, 2011, mainly due to decreased revenue at Serra Grande in South America and Rand Refinery in South Africa.
     Net income
Net income of $243 million was recorded during the first three months of 2011 compared to a net income of $181 million during the first three months of 2010, mainly due to increased revenue from product sales due to a higher spot gold price. The net income attributable to AngloGold Ashanti (after allowing for non-controlling interests) amounted to $237 million for the three months to March 31, 2011 compared to a net income of $169 million for the same period in 2010.

Liquidity and capital resources
Net cash provided by operating activities was $503 million in the three months ended March 31, 2011, an increase of $349 million when compared to net cash provided by operating activities of $154 million for the comparable period in 2010. This was mainly as a result of increased profitability in the three months ended March 31, 2011 (relative to the same period in 2010), as a result of higher realized gold prices and lower payments to suppliers.
Investing activities in the three months ended March 31, 2011 resulted in a net cash outflow of $269 million compared to a net cash outflow of $116 million in the three months ended March 31, 2010. Additions to property, plant and equipment, which included capital expenditure of $234 million compared to $169 million in the same period in 2010, were recorded in the first three months of 2011.
Net cash generated by financing activities in the three months ended March 31, 2011 amounted to an outflow of $194 million, which is a decrease of $211 million from an outflow of $405 million in the three months ended March 31, 2010. Cash outflows from repayment of debt of $152 million during the three months ended March 31, 2011 included principal repayments of $50 million on the $1.0 billion syndicated loan facility and $99 million on the loan from FirstRand Bank Limited. Financing activities for non-hedge derivatives maturing resulted in an outflow of $53 million in the three months ended March 31, 2010. The Company made dividend payments of $43 million in the three months ended March 31, 2011.
As a result of the items discussed above, at March 31, 2011 AngloGold Ashanti had $619 million of cash and cash equivalents compared with $586 million at December 31, 2010, an increase of $33 million. At March 31, 2011, the Company had a total of $1.38 billion available but undrawn under its credit facilities.
AngloGold Ashanti is currently involved in a number of capital projects. As at March 31, 2011, $274 million of AngloGold Ashanti’s short-term future capital expenditure had been contracted for and another approximately $2,388 million (of which approximately $1.8 billion is expected to be contracted within one year) had been authorized but not yet contracted for, as described in note O “Commitments and contingencies” to the condensed consolidated financial statements. AngloGold Ashanti intends to finance these capital expenditures from cash on hand, cash flow from operations, existing credit facilities and, potentially, additional credit facilities or debt instruments.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

Critical accounting policies
The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. For a full discussion of the Company’s critical accounting policies, please see “Management’s discussion and analysis of financial condition and results of operations — Critical accounting policies” and the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 and as at December 31, 2010 and 2009 and footnotes thereto included in the Company’s Form 20-F for the year ended December 31, 2010, which was filed with the SEC on May 31, 2011.
Recent accounting pronouncements — adopted and issued
For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.
Contractual obligations
In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, during the three months ended March 31, 2011 the Company repaid and terminated the FirstRand Bank short-term loan facility ($99 million), repaid drawings under the $1 billion revolving credit facility ($50 million) and made normal scheduled loan repayments of $3 million.
For a further description and discussion of the Company’s outstanding debt as at March 31, 2011, see note E “Debt” to the condensed consolidated financial statements.
     As at March 31, 2011, the estimated fair value of derivatives (the conversion features of convertible bonds) amounted to negative $162 million (at December 31, 2010: negative $176 million).

Recent developments
Dr T J Motlatsi (Deputy Chairman) retired from the board of AngloGold Ashanti, effective from February 17, 2011.
The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgment was awarded in favor of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down on March 3, 2011.
Following the judgment, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.
The Company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the Company and adjudicated by the courts on their merits. In view of the limitation of current information for the estimation of a possible liability, no reasonable estimate can be made for this possible obligation.
On March 15, 2011, AngloGold Ashanti announced that its Sunrise Dam Gold Mine, situated 56 kilometers south of Laverton in Western Australia, had been impacted by unprecedented heavy rains over the prior month. First quarter production from Australia of 72,000 ounces was negatively impacted by approximately 20,000 ounces with a consequential impact on total cash costs.
On July 22, 2011, AngloGold Ashanti announced that it had entered into an agreement to acquire 47,065,916 shares (or approximately 19.79 percent) in First Uranium Corporation (First Uranium), a Canadian incorporated company, from Village Main Reef Limited (Village), a South African incorporated company, at a price of CAD0.60 per share. In addition, Village have granted to AngloGold Ashanti, lock-up rights and rights of first refusal for its remaining approximate 5.7 percent stake in First Uranium and its holding of approximately R392.8 million convertible bonds issued by First Uranium.

Forward-looking statements
Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and the outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and capital expenditure; the outcome and consequences of any potential or pending litigation or regulatory proceeding; and AngloGold Ashanti’s Project One performance targets. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti’s current expectations concerning future results and events. Statements that describe AngloGold Ashanti’s objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.
For a discussion of such risk factors, readers should refer to the annual report on Form 20-F for the year ended December 31, 2010, which was filed with the SEC on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 27, 2011	By:	/s/ L Eatwell
		Name:	L Eatwell
		Title:	Company Secretary